Exhibit 99.1

100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7 Tel: +1 (416) 915-4149 444 Cedar Street, Suite 2060, St. Paul, MN 55101 Tel: +1 (651) 389-4100 www.polymetmining.com

TSX: POM, NYSE American: PLM

NEWS RELEASE	2020-12

Minnesota Supreme Court to hear appeal on PolyMet air permit

St. Paul, Minn., June 16, 2020 – The Minnesota Supreme Court today granted review of a Minnesota Court of Appeals’ ruling regarding the NorthMet Project air permit, according to Poly Met Mining, Inc., a wholly owned subsidiary of PolyMet Mining Corp. (together “PolyMet” or the “company”) TSX: POM; NYSE American: PLM.

In a March 23 ruling, the Court of Appeals remanded NorthMet’s air permit to the Minnesota Pollution Control Agency (MPCA) to provide more information. PolyMet subsequently sought review of the decision, as did the MPCA in a separate petition. The Supreme Court also granted MPCA’s petition.

This is the second case in which the Supreme Court has granted review of the lower court’s ruling on Northmet Project permits. In April, the court granted the company’s and Minnesota Department of Natural Resources’ (DNR) requests to review the Court of Appeals’ January 13 ruling, which remanded PolyMet’s Permit to Mine and two dam safety permits to the DNR for a contested case hearing. The court is expected to hear that case later this year.

“We believe the MPCA in its permit appropriately accounted for the potential effects of the NorthMet Project on the airshed, and are pleased that the Supreme Court will hear the case,” said Jon Cherry, president and CEO. “The court of appeals’ decision creates tremendous uncertainty for companies who want to invest in Minnesota and must seek permits from the state. This is an opportunity to remedy that situation. We are looking forward to presenting our case to the Minnesota Supreme Court.”

PolyMet has successfully defended itself in six of the 11 state and federal cases challenging the project. The remaining five cases – three state and two federal – are in various stages of litigation or appeal, including the two cases now pending before the state Supreme Court.

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About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly traded mine development company that owns 100% of Poly Met Mining, Inc. (together “PolyMet” or the “company”), a Minnesota corporation that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease. The project features significant assets including the deposit itself and infrastructure including existing rail, roads and utilities that connect the ore body to the plant site approximately seven rail miles away. The project is located in the established mining district of the Mesabi Iron Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and received permits that provide authorization to build and operate an open pit mine and associated processing facilities. The permits, however, are the subject of ongoing litigation. NorthMet will take advantage of the region’s established supplier network and skilled workforce, is expected to require approximately two million hours of construction labor, will create approximately 360 long-term jobs directly, and generate a level of activity that will have a significant multiplier effect in the local economy.

For further information, please contact:

Media
Bruce Richardson, Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Tony Gikas, Investor Relations
Tel: +1 (651) 389-4110
investorrelations@polymetmining.com

PolyMet Disclosures
This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, and the effect on the local economy, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to risk factors and other considerations underlying forward-looking statements discussed in PolyMet’s most recent Annual Report on Form 40-F for the fiscal year ended December 31, 2019, and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission.

The Annual Report on Form 40-F also contains the company’s mineral resource and other data as required under National Instrument 43-101.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.